

16013486

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-14685

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lincoln Financial Advisors Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1300 South Clinton Street, Suite 150
(No. and Street)

Fort Wayne,	Indiana	46802
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carl R. Pawsat — (336) 691-3486 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

One Commerce Square, Suite 700, 2005 Market Street		Philadelphia, PA	19103
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAR 01 2016
Washington DC
411

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Carl R. Pawsat, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lincoln Financial Advisors Corporation, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Interim Financial and Operations Principal
Title

Connie Hill 07057117
Notary Public


Connie Hill
Notary Public
Randolph County
North Carolina

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Lincoln Financial Advisors Corporation

Consolidated Financial Statements and Supplementary Information

Years Ended December 31, 2015 and 2014

Contents

Report of Independent Registered Public Accounting Firm 1

Audited Consolidated Financial Statements

Consolidated Statements of Financial Condition 2
Consolidated Statements of Income 3
Consolidated Statements of Changes in Stockholder's Equity 4
Consolidated Statements of Cash Flows 5
Notes to Consolidated Financial Statements 6

Supplementary Information

Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 18
Schedule II – Statement Regarding Reserve Requirements Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 19



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Ernst & Young LLP
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Suite 700
2005 Market Street
Philadelphia, PA 19103

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Fax: +1 215 448 4069

Report of Independent Registered Public Accounting Firm

The Board of Directors
Lincoln Financial Advisors Corporation

We have audited the accompanying consolidated statements of financial condition of Lincoln Financial Advisors Corporation (an indirect, wholly owned subsidiary of Lincoln National Corporation) (the Company), as of December 31, 2015 and 2014, and the related consolidated statements of income, changes in stockholder's equity and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lincoln Financial Advisors Corporation at December 31, 2015 and 2014, and the consolidated results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

The accompanying information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's consolidated financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

February 25, 2016

Lincoln Financial Advisors Corporation

Consolidated Statements of Financial Condition

	December 31	
	2015	**2014**
Assets		
Cash and invested cash	**$ 68,608,576**	$ 47,486,875
Cash segregated for regulatory purposes	**–**	13,000,000
Commissions and fees receivable	**55,374,538**	56,762,351
Due from affiliates	**916,378**	2,738,816
Deferred tax asset	**1,090,240**	2,080,383
Prepaid expenses	**1,308,795**	1,380,767
Other assets, cash invested with affiliate	**9,471,093**	8,047,589
Other assets	**34,356,065**	33,304,638
Net property and equipment (accumulated depreciation: 2015 - $5,521,224; 2014 – $4,775,842)	**6,160,283**	5,607,767
Total assets	**$ 177,285,968**	$ 170,409,186
Liabilities and stockholder's equity		
Liabilities:		
Payable to vendors	**$ 2,737,722**	$ 1,703,404
Due to affiliates	**21,619,650**	20,698,094
Deferred revenue	**3,228,066**	3,241,985
Accrued commissions	**35,588,077**	35,745,922
Accrued compensation and benefits	**4,303,962**	4,023,804
Other liabilities	**20,472,041**	23,636,748
Total liabilities	**87,949,518**	89,049,957
Stockholder's equity:		
Common stock – $100 par value; 5,000 shares authorized, issued, and outstanding	**500,000**	500,000
Additional paid-in capital	**21,852,465**	20,757,547
Retained earnings	**66,983,985**	60,101,682
Total stockholder's equity	**89,336,450**	81,359,229
Total liabilities and stockholder's equity	**$ 177,285,968**	$ 170,409,186

See accompanying notes.

Lincoln Financial Advisors Corporation

Consolidated Statements of Income

	Year Ended December 31	
	2015	**2014**
Revenues:		
Commissions and fees from third parties	**$ 359,630,593**	$ 331,522,848
Commissions and fees from affiliates	**125,338,566**	131,329,456
Other	**2,058,503**	2,053,480
Interest	**80,849**	65,418
Total revenues	**487,108,511**	464,971,202
Expenses:		
Commissions and agency expenses	**332,509,102**	310,355,262
Service charges from affiliates	**78,335,983**	81,497,454
Salaries, wages, and benefits	**26,441,493**	24,181,706
Licenses and fees	**1,625,178**	1,911,387
Professional and legal	**2,138,905**	1,643,290
Office expenses	**7,282,348**	6,816,924
Other general and administrative expenses	**3,149,674**	3,270,033
Total expenses	**451,482,683**	429,676,056
Income before income tax expense	**35,625,828**	35,295,146
Income tax expense	**13,743,525**	13,895,454
Net income	**$ 21,882,303**	$ 21,399,692

See accompanying notes.

Lincoln Financial Advisors Corporation

Consolidated Statements of Changes in Stockholder's Equity

	Year Ended December 31	
	2015	**2014**
Common stock:		
Balance as of beginning and end of year	**$ 500,000**	$ 500,000
Additional paid-in capital:		
Balance as of beginning of year	**20,757,547**	19,923,598
Share-based payment expense	**1,094,918**	833,949
Balance as of end of year	**21,852,465**	20,757,547
Retained earnings:		
Balance as of beginning of year	**60,101,682**	48,701,990
Net income	**21,882,303**	21,399,692
Dividends paid	**(15,000,000)**	(10,000,000)
Balance as of end of year	**66,983,985**	60,101,682
Total stockholder's equity as of end of year	**$ 89,336,450**	$ 81,359,229

See accompanying notes.

Lincoln Financial Advisors Corporation

Consolidated Statements of Cash Flows

	Year Ended December 31	
	2015	**2014**
Cash flows from operating activities		
Net income	$ **21,882,303**	$ 21,399,692
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Change in deferred tax asset	**1,295,353**	5,066,971
Depreciation on property and equipment	**745,382**	299,826
Share-based payment expense	**789,708**	733,131
Change in cash segregated for regulatory purposes	**13,000,000**	(3,000,000)
Change in commissions and fees receivable	**1,387,813**	(8,696,522)
Change in due from affiliates	**1,822,438**	2,166,135
Change in prepaid expenses	**71,972**	(28,690)
Change in other assets, cash invested with affiliate	**(1,423,504)**	2,621,763
Change in other assets	**(1,051,427)**	(5,199,805)
Change in payable to vendors	**1,034,318**	696,852
Change in due to affiliates	**921,556**	(1,406,209)
Change in deferred revenue	**(13,919)**	534,260
Change in accrued commissions	**(157,845)**	5,948,175
Change in accrued compensation and benefits	**280,158**	(7,034,569)
Change in other liabilities	**(3,164,707)**	(813,496)
Net cash provided by (used in) operating activities	**37,419,599**	13,287,514
Cash flows from investing activities		
Purchase of property and equipment	**(1,297,898)**	(1,616,235)
Net cash used in investing activities	**(1,297,898)**	(1,616,235)
Cash flows from financing activities		
Dividends paid to stockholder	**(15,000,000)**	(10,000,000)
Net cash used in financing activities	**(15,000,000)**	(10,000,000)
Net increase (decrease) in cash and invested cash	**21,121,701**	1,671,279
Cash and invested cash as of beginning of year	**47,486,875**	45,815,596
Cash and invested cash as of end of year	$ **68,608,576**	$ 47,486,875
Supplemental disclosure of cash flow information		
Income tax payments	$ **9,056,334**	$ 8,582,101
Noncash transactions		
Executive stock option tax (expense) benefit	$ **305,210**	$ 100,818

See accompanying notes.

Lincoln Financial Advisors Corporation

Notes to Consolidated Financial Statements

December 31, 2015

1. Nature of Operations, Basis of Presentation, Summary of Significant Accounting Policies and New Accounting Standards

Nature of Operations

Lincoln Financial Advisors Corporation ("LFA" or the "Company," which also may be referred to as "we," "our" or "us") is a registered broker-dealer and investment advisor engaged principally in the distribution of securities, including certain mutual funds, variable insurance products, fee-based investment advisory services, and equity and fixed income securities. LFA is licensed to engage in broker-dealer and investment advisor activity throughout the United States. Our wholly owned subsidiary, LFA Management Corporation ("LFAMC") is a management company incorporated in 2004 for the purpose of providing LFA with executive management services and corporate governance. LFA is a wholly owned subsidiary of The Lincoln National Life Insurance Company ("LNL"), which is a wholly owned subsidiary of Lincoln National Corporation ("LNC").

Basis of Presentation

The accompanying consolidated financial statements are prepared in accordance with United States of America generally accepted accounting principles ("GAAP"). Certain GAAP policies, which significantly affect the determination of financial position, results of operations and cash flows, are summarized below.

Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of LFA and its wholly owned subsidiary, LFAMC. All intercompany accounts and transactions have been eliminated in consolidation.

The Company and other affiliated entities that provide services to the Company are under common ownership and management control. The existence of this control could result in the Company's operating results or financial position being significantly different from those that would have been obtained if the Company were autonomous.

1. Nature of Operations, Basis of Presentation, Summary of Significant Accounting Policies and New Accounting Standards (continued)

Accounting Estimates and Assumptions

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses for the reporting period. Those estimates are inherently subject to change and actual results could differ from those estimates.

Cash and Invested Cash

Cash and invested cash is carried at cost and includes all highly liquid investments purchased with an original maturity of three months or less.

Effective November 24, 2015, LFA claimed an exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 ("Rule 15c3-3") pursuant to the exemption provisions in paragraphs (k)(2)(i) and (k)(2)(ii) of that rule. As such, there is no requirement to segregate cash at December 31, 2015. Cash of $0 and $13,000,000 as of December 31, 2015 and 2014, respectively, has been segregated in a special restricted bank account for the benefit of customers under Rule 15c3-3.

Cash Invested With Affiliate

In order to manage capital more efficiently, the Company participates in an intercompany cash management program where LNC can lend to or borrow from the Company to meet short-term borrowing needs. The cash management program is essentially a series of demand loans among LNC and its affiliates that reduces the overall borrowing costs by allowing LNC and its affiliates to access internal resources instead of incurring third-party transaction costs. Invested cash with LNC was $9,471,093 and $8,047,589 at December 31, 2015 and 2014, respectively, and is included in other assets, cash invested with affiliate on the Consolidated Statements of Financial Condition.

Commission Revenue and Expense

Commission revenue for customer securities transactions and related commission expenses are recorded on a trade-date basis. Advisory fee income, asset-based revenue and corresponding commission expenses are recorded as earned based on a contractual percentage of customer deposits.

1. Nature of Operations, Basis of Presentation, Summary of Significant Accounting Policies and New Accounting Standards (continued)

Income Taxes

LNC files a U.S. consolidated income tax return that includes all eligible subsidiaries, including LFA and LNL. Pursuant to an intercompany tax-sharing agreement with LNL, LFA provides for income taxes on a separate return filing basis. The tax-sharing agreement also provides that LFA will receive benefit for net operating losses, capital losses, and tax credits, which may not be usable on a separate return basis to the extent such items may be utilized in the consolidated federal income tax returns of LNC.

Deferred income taxes are recognized, based on enacted rates, when assets and liabilities have different values for financial statement and tax reporting purposes. A valuation allowance is recorded to the extent required. Considerable judgment and the use of estimates are required in determining whether a valuation allowance is necessary and, if so, the amount of such valuation allowance. See Note 3 for additional information.

Revenues, Expenses, Other Assets and Other Liabilities related to AdviceNext℠

As discussed in Note 2, the Company entered into an agreement with the Company's clearing provider to launch *AdviceNext*℠. The agreement provides for business development credits that are received by the Company from the clearing provider upon execution of the contract and achievement of certain time or performance milestones, as specified in the contract. The business development credits are recorded as deferred revenue and are being recognized over the contract period in other income on the Consolidated Statements of Income.

The launch of *AdviceNext*℠ results in incremental and identifiable costs that are directly related to the acquisition of the agreement with the clearing provider. These costs have been capitalized and will be amortized over the contract period in other general and administrative expenses on the Consolidated Statements of Income.

1. Nature of Operations, Basis of Presentation, Summary of Significant Accounting Policies and New Accounting Standards (continued)

Property and Equipment

Property and equipment owned for company use is carried at cost less allowances for depreciation. Provisions for depreciation are computed on the straight-line method over the estimated useful lives of the assets, which include furniture and fixtures, leasehold improvements, data processing equipment, and computer software.

Deferred Revenue

Cash received in advance for financial planning contracts is recorded as deferred revenue until delivery of the financial plan to the respective customer.

Deferred Compensation

Certain LFA employees participate in a deferred compensation plan sponsored and administered by LNC. LFA is allocated appropriate expenses related to the plan by LNC. LFA reports current period expense in salaries, wages, and benefits on the Consolidated Statements of Income with the liability in accrued compensation and benefits on the Consolidated Statements of Financial Condition.

Stock-Based Compensation

Certain LFA employees participate in stock-based compensation programs sponsored and administered by LNC. LFA is allocated appropriate expenses related to the program by LNC. LFA reports current period expense in salaries, wages, and benefits on the Consolidated Statements of Income with the nonexercised portion in accrued compensation and benefits on the Consolidated Statements of Financial Condition.

Loans to Registered Representatives

LFA has a loan program to attract top-producing representatives to join the sales network. Assuming the producers can generate gross dealer concessions ("GDC") in excess of a contracted amount, LFA will advance the representative a specified dollar amount that will be forgiven over the life of the loan (typically three to seven years). The executed contract for each loan stipulates annual GDC requirements that must be met in order for that year's proportion of the loan to be waived. Alternatively, if at the end of the contract period, the cumulative GDC production is equal to or in excess of the aggregate contract requirement, the entire balance of the loan will be waived. The net loan receivable is reported in other assets on the Consolidated Statements of Financial Condition.

1. Nature of Operations, Basis of Presentation, Summary of Significant Accounting Policies and New Accounting Standards (continued)

New Accounting Standards

Future Adoption of New Accounting Standard – Revenue from Contracts with Customers

In May 2014, the FASB issued guidance to clarify the principles for recognizing revenue and to develop a common revenue standard for U.S. GAAP. Revenue must be recognized when the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services, has occurred. Implementation of this guidance will require the Company to identify contracts with customers, identify the performance obligations in the contracts, determine the transaction prices, allocate the transaction prices to the performance obligations in the contracts, and recognize revenue when or as the entity satisfies the performance obligations. The guidance becomes effective for the December 31, 2018 annual reporting period. The Company is assessing the effect of this guidance on the consolidated financial statements.

2. Launch of *AdviceNext*℠

Effective September 30, 2013, Lincoln Financial Network ("LFN"), the retail wealth management affiliate of LNC and the marketing name for LFA and Lincoln Financial Securities Corporation ("LFS"), a broker-dealer affiliate, entered into an agreement with LFN's clearing provider to launch *AdviceNext*℠, a new integrated offering that optimizes the delivery of the firm's practice resources, tools and technology to advisors. This initiative requires a significant, multi-year investment and is also being supported by significant platform investment by the Company's clearing provider.

The agreement provides for business development credits that are received by the Company from the clearing provider upon execution of the contract and achievement of certain time or performance milestones, as specified in the contract. The agreement also provides for the repayment of the business development credits under certain circumstances, including if LFN does not meet minimum client account asset levels or if LFN terminates the contract prior to its contractual end date, September 30, 2025. LFN allocated the business development credits to LFA and LFS accordingly. LFA was allocated $23,610,000 in business development credits and received $10,200,000 in 2013. LFA reported $13,410,000 in business development credits receivable in other assets on the Consolidated Statements of Financial Condition as of December 31, 2015 and 2014. The business development credits are recorded as deferred revenue and will be recognized over the contract period. LFA recognized $2,053,750 in revenue related to the business development credits each year in 2015 and 2014, and reported $19,173,637 and $21,142,387 of deferred revenue in other liabilities on the Consolidated Statements of Financial Condition as of December 31, 2015 and 2014, respectively.

The launch of *AdviceNext*℠ results in incremental and identifiable costs that are directly related to the acquisition of the agreement, with the clearing provider, that would not have been incurred but for the acquisition of the agreement and qualify for capitalization. LFA reported capitalized costs, net of amortization, of $16,770,600 and $13,488,597 as of December 31, 2015 and 2014, respectively. During 2015 and 2014, LFA amortized costs of $1,514,020 and $977,953, respectively. LFA expects the total incremental and identifiable costs incurred to launch *AdviceNext*℠ to approximate the business development credits provided by the Company's clearing provider.

In addition to the capitalized costs described above, the Company reported capitalized internal use software development costs, related to *AdviceNext*℠ of $5,009,357 and $4,308,807 as of December 31, 2015 and 2014, respectively, and reported $539,987 and $177,379 of accumulated depreciation in 2015 and 2014, respectively.

3. Income Taxes

The income tax expense was as follows:

	Year Ended December 31	
	2015	**2014**
Federal income tax expense:		
Current	$ **9,788,721**	$ 7,502,856
Deferred	**1,986,510**	4,060,557
Federal income tax expense	**11,775,231**	11,563,413
State income tax expense (benefit):		
Current	**2,408,831**	1,325,627
Deferred	**(440,537)**	1,006,414
State income tax expense	**1,968,294**	2,332,041
Total income tax expense	$ **13,743,525**	$ 13,895,454

A reconciliation of the effective tax rate differences was as follows:

	Year Ended December 31	
	2015	**2014**
Tax rate times pretax income	$ **12,469,040**	$ 12,353,301
Effect of:		
State tax expenses	**1,279,391**	1,515,827
Other items	**(4,906)**	26,326
Income tax expense	$ **13,743,525**	$ 13,895,454
Effective tax rate	**38.6%**	39.4%

The effective tax rate is the ratio of tax expense over pretax income (loss). Other items include permanent adjustments.

3. Income Taxes (continued)

The income tax asset was as follows:

	Year Ended December 31 2015	2014
Federal income tax asset (liability):		
Current	$ 224,673	$ 2,157,676
Deferred	(240,580)	1,430,680
Federal income tax asset (liability)	(15,907)	3,588,356
State income tax asset (liability):		
Current	(423,544)	797,595
Deferred	1,090,240	649,703
State income tax asset	666,696	1,447,298
Total current income tax asset (liability)	(198,871)	2,955,271
Total deferred income tax asset	$ 849,660	$ 2,080,383

Significant components of our deferred tax assets and liabilities were as follows:

	Year Ended December 31 2015	2014
Deferred tax assets		
Employee compensation plans	$ 2,423,853	$ 2,703,248
Accrued liabilities	917,529	174,136
Other	1,387,316	1,460,124
Total deferred tax assets	4,728,698	4,337,508
Deferred tax liabilities		
*AdviceNext*SM	3,879,038	2,257,125
Total deferred tax liabilities	3,879,038	2,257,125
Net deferred tax asset	$ 849,660	$ 2,080,383

3. Income Taxes (continued)

Current federal income taxes receivable is included in due from affiliates on the Consolidated Statements of Financial Condition. Current state income taxes payable is included in other liabilities on the Consolidated Statements of Financial Condition.

The Company is required to establish a valuation allowance for any gross deferred tax assets that are unlikely to reduce taxes payable in future years' tax returns. At December 31, 2015 and 2014, the Company concluded that it was more likely than not that its gross deferred tax assets will reduce taxes payable in future years; therefore, no valuation allowance was necessary.

The LNC consolidated group is subject to examination by U.S. federal, state, local and non-U.S. income authorities. The Internal Revenue Service examination for tax years 2009 through 2011 was closed in 2015. However, LNC has filed a protest for these years with the IRS Appeals Division. The Company is currently not under examination by the IRS. A protest for tax years 2005 through 2008 was previously filed with Appeals and all years from 2005 to 2011 for the Company remain open. All protested items have been resolved for all open years but are subject to review by the U.S. Joint Committee on Taxation before a final settlement is reached. The Company does not expect any adjustments that would be material to its consolidated results of operations or its financial condition.

There are no uncertain tax positions related to the Company in the current year.

4. Agreements and Transactions With Affiliates

In order to be compliant with the Financial Industry Regulatory Authority ("FINRA") rules regarding proper expense recognition and expense-sharing agreements, LFA has entered into various cost-sharing agreements with affiliates. Additionally, costs are allocated to LFA by certain affiliates under common LNC control for corporate and administrative services and for certain securities-related and product-specific expenses pursuant to Master Services Agreements. Costs include, but are not limited to, expenses related to broker-dealer management and operations, home and field office, human resource administration, print and distribution, legal services, compliance, administrative expenses, information technology, and communication services. Total allocations were $96,190,754 and $91,511,232 in 2015 and 2014, respectively, which is reported in general and administrative expenses, including salaries, wages, and benefits, professional and legal, office expenses, service charges from affiliates and other general and administrative expenses on the Consolidated Statements of Income.

4. Agreements and Transactions With Affiliates (continued)

LFA also has a similar Master Service Agreement with LNL's Retirement Planning Services ("RPS") division. Costs related to the sale of RPS products that result in LFA revenue are identified and allocated to LFA as service charges on a monthly basis by RPS. LFA incurred $2,752,303 and $2,131,444 of RPS-related service charges in 2015 and 2014, respectively, which is reported in service charges from affiliates on the Consolidated Statements of Income.

Settlements under the above agreements are represented in due from affiliates and due to affiliates on the Consolidated Statements of Financial Condition.

5. Contingencies and Commitments

Contingencies

Regulatory and Litigation Matters

Regulatory bodies, such as the Securities and Exchange Commission ("SEC") and FINRA, regularly make inquiries and conduct examinations or investigations concerning our compliance with, among other things, securities laws, laws governing the activities of broker-dealers, and registered investment advisors.

LFA is involved in various pending or threatened legal or regulatory proceedings arising from the conduct of business both in the ordinary course and otherwise. In some of the matters, very large and/or indeterminate amounts, including punitive and treble damages, are sought. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages or other relief. Jurisdictions may permit claimants not to specify the monetary damages sought or may permit claimants to state only that the amount sought is sufficient to invoke the jurisdiction of the trial court. In addition, jurisdictions may permit plaintiffs to allege monetary damages in amounts well exceeding reasonably possible verdicts in the jurisdiction for similar matters. This variability in pleadings, together with our actual experiences in litigating or resolving through settlement numerous claims over an extended period of time, demonstrates to management that the monetary relief which may be specified in a lawsuit or claim bears little relevance to its merits or disposition value.

Due to the unpredictable nature of litigation, the outcome of a litigation matter and the amount or range of potential loss at particular points in time is normally difficult to ascertain. Uncertainties can include how fact finders will evaluate documentary evidence and the credibility and effectiveness of witness testimony, and how trial and appellate courts will apply the law in the context of the

5. Contingencies and Commitments (continued)

pleadings or evidence presented, whether by motion practice, or at trial or on appeal. Disposition valuations are also subject to the uncertainty of how opposing parties and their counsel will themselves view the relevant evidence and applicable law.

We establish liabilities for litigation and regulatory loss contingencies when information related to the loss contingencies shows both that it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. It is possible that some matters could require us to pay damages or make other expenditures or establish accruals in amounts that could not be estimated as of December 31, 2015. While the potential future charges could be material in the particular quarterly or annual periods in which they are recorded, based on information currently known by management, management does not believe any such charges are likely to have a material adverse effect on LFA's financial position.

For some matters, the Company is able to estimate a reasonably possible range of loss. For such matters in which a loss is probable, an accrual has been made. For such matters where a loss is believed to be reasonably possible, but not probable, no accrual has been made. For other matters, we are not currently able to estimate the reasonably possible loss or range of loss. We are often unable to estimate the possible loss or range of loss until developments in such matters have provided sufficient information to support an assessment of the range of possible loss, such as quantification of a damage demand from plaintiffs, discovery from other parties and investigation of factual allegations, rulings by the court on motions or appeals, analysis by experts, and the progress of settlement negotiations. On a quarterly and annual basis, we review relevant information with respect to litigation contingencies and update our accruals, disclosures and estimates of reasonably possible losses or ranges of loss based on such reviews.

Commitments

LFA has entered into loan agreements with select groups of registered representatives in which the principal balances loaned are determined by specific, agreed-upon operating expenses incurred by the groups while conducting business over a period specified within each agreement. Under these agreements, the borrowers may obtain advances to pay for expenses incurred up to but not exceeding agreed upon amounts. The total principal balance of these loans is $6,419,381 and $6,387,334 at December 31, 2015 and 2014, respectively, which is reported in other assets on the Consolidated Statements of Financial Condition. There was no remaining commitment by LFA to advance funds at December 31, 2015. The remaining commitment by LFA to advance funds at December 31, 2014 was $380,902.

6. Net Capital Requirements

Effective November 24, 2015, LFA elected to operate under the alternative standard provisions of the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the minimum net capital to be the greater of $250,000 or 2% of aggregate debit items computed in accordance with the SEC Customer Protection Rule (Rule 15c3-3) reserve requirements. Prior to November 2015, LFA operated under the aggregate indebtedness standard, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined by Rule 15c3-1, may not exceed 15 to 1.

	Year Ended December 31	
	2015	**2014**
Minimum net capital requirement	**$ 250,000**	$ 5,761,140
Net capital	**33,042,530**	25,526,651
Excess net capital	**$ 32,792,530**	$ 19,765,511
Aggregate indebtedness	**N/A**	$ 86,417,056
Ratio of aggregate indebtedness to net capital	**N/A**	3.39 to 1

7. Capital

During 2015, LFA declared and paid dividends to its parent, LNL, of $15,000,000.

8. Subsequent Events

The Company has evaluated subsequent events for recognition and disclosure through the date the financial statements were issued.

Supplementary Information

Lincoln Financial Advisors Corporation

Schedule I – Computation of Net Capital
Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934

December 31, 2015

Computation of net capital	
Consolidated stockholder's equity	$ 89,336,450
Deduct subsidiary's stockholder's equity	9,972,211
Total stockholder's equity qualified for net capital	79,364,239
Less non-allowable assets:	
Commissions and fees receivable	17,480,378
Receivables from affiliates	580,586
Prepaid expenses	1,308,795
Other assets	20,726,252
Property and equipment	5,986,767
Total non-allowable assets	46,082,778
Other deductions	6,395
Net capital before haircuts on securities positions	33,275,066
Haircuts on securities	232,536
Net capital	33,042,530
Computation of alternate net capital requirements	
2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3	$ -
Greater of $250,000 or 2% of combined aggregate debit items	$ 250,000
Excess net capital	$ 32,792,530
Excess net capital at 120% of minimum net capital requirement	$ 32,742,530

The audited financial statements are presented on a consolidated basis; however, the accompanying net capital calculation is presented based on LFA's unconsolidated financial information. No material differences exist between the audited financial statement computation of net capital and the computation included in the Company's corresponding amended unaudited Form X-17A-5, Part II filing as of December 31, 2015, submitted February 24, 2016.

Lincoln Financial Advisors Corporation

Schedule II – Statement Regarding Reserve Requirements
Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934

December 31, 2015

Lincoln Financial Advisors Corporation is exempt from Rule 15c3-3 under the Securities Exchange Act of 1934 under paragraphs (k)(2)(i) and (k)(2)(ii) of that Rule.


Lincoln
Financial Advisors®
A member of Lincoln Financial Group
You're In Charge®

Lincoln Financial Advisors
1300 South Clinton Street, Suite 150
Fort Wayne, IN 46802

Lincoln Financial Investment Services Corporation

Exemption Report
Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934

Year Ended December 31, 2015

With Report of Independent Registered Public Accounting Firm

You're In Charge®


Lincoln
Financial Group®

Lincoln Financial Investment Services Corporation

Exemption Report
Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934

December 31, 2015

Lincoln Financial Investment Services Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(1).

2. The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(1) throughout the most recent fiscal year without exception.

I, Carl R. Pawsat, certify that, to my best knowledge and belief, this Exemption Report is true and correct.

Dated: February 25, 2016



Name: Carl R. Pawsat
Title: Interim Financial and Operations Principal



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Ernst & Young LLP
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Fax: +1 215 448 4069

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Lincoln Financial Investment Services Corporation Exemption Report, in which (1) Lincoln Financial Investment Services Corporation (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(1) (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the most recent fiscal year ended December 31, 2015 without exception. Management of the Company is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 25, 2016

Lincoln Financial Investment Services Corporation
1300 South Clinton Street, Suite 7C-01
Fort Wayne, IN 46802